Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-234401) on Form S-8 of the SBERA 401(k) Plan as adopted by The Provident Bank of our report dated June 29, 2021 relating to the statement of net assets available for benefits of the SBERA 401(k) Plan as adopted by The Provident Bank as of December 31, 2020 and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 11-K of the SBERA 401(k) Plan as adopted by The Provident Bank.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 29, 2021